                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __ )*

                               EQUITY OIL COMPANY
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   294749-10-6
                                   -----------
                                 (CUSIP Number)


                              John W. Straker, Jr.
                             The Oxford Oil Company
                                  P. O. Box 910
                                 4900 Boggs Road
                           Zanesville, Ohio 43702-0910
                                 (740) 452-4503
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 24, 2000
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                    page    2    of    9   Pages
                                                         -------    ------

CUSIP No.    294749-10-6
          -----------------

--------------------------------------------------------------------------------

1  Name of Reporting Person
   I.R.S. Identification Nos. of above persons (entities only)

    John W. Straker, Jr.
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)        X
           ---------------------------------------------------------------------

   (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)     PF
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------

               7  Sole Voting Power 652,800 shares of common stock
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power       0
Owned by Each     --------------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power 652,800 shares of common stock
                  --------------------------------------------------------------

              10  Shared Dispositive Power   0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 652,800 shares of common stock consisting of 240,500 shares directly owned and 412,300 shares owned by The Oxford Oil Company
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   5.2% of common stock
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     IN
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------



                               Page 2 of 9 Pages

                                  SCHEDULE 13D

                                                    page    3    of    9   Pages
                                                         -------    ------

CUSIP No.    294749-10-6
          -----------------

--------------------------------------------------------------------------------

1  Name of Reporting Person           The Oxford Oil Company
   I.R.S Identification Nos. of above persons (entities only)

   31-0682258
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)        X
           ---------------------------------------------------------------------

   (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization           Ohio
--------------------------------------------------------------------------------

               7  Sole Voting Power 412,300 shares of common stock
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power       0
Owned by Each     --------------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power 412,300 shares of common stock
                  --------------------------------------------------------------

              10  Shared Dispositive Power   0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 412,300 shares of common stock (directly owned)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   3.3% of common stock
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     CO
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------


                               Page 3 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $1.00 par value, of Equity Oil Company, a Colorado corporation ("Equity Oil" or the "Issuer"). The address of Equity Oil's principal office is #10 West Third South, Salt Lake City, Utah 84101.


ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name

         The names of the persons filing this statement (the "Reporting Persons") are John W. Straker, Jr., an individual ("Straker") and The Oxford Oil Company, an Ohio corporation ("Oxford Oil"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) thereof.

         Oxford Oil is 100% owned by Straker.

         The executive officers and directors of Oxford Oil, other than Straker (the "Officers and Directors") are as follows:

                      Name                      Title
                      ----                      -----

             Stephen P. Buchholz       Vice President, Chief Financial Officer, Director
             John J. Greene            Vice President
             Kevin T. Smith            Vice President
             Graham R. Robb            Director

(b)      Business Address

         The business address for Straker, Oxford Oil and the Officers and Directors is P.O. Box 910, 4900 Boggs Road, Zanesville, Ohio 43702-0910.

(c)      Present Principal Occupation

         Straker is the President of Oxford Oil and the principal occupations of the Officers and Directors, other than Graham R. Robb, are stated in
         Item 2(a). Graham R. Robb is a retired Vice President of Oxford Oil and serves as a consultant to Oxford Oil. Oxford Oil is a corporation in the business of oil and gas exploration and production.

(d) During the last five years, none of the Officers and Directors or Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Officers and Directors or Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

         Straker and the Officers and Directors are citizens of the United States. Oxford Oil is organized under the laws of the State of Ohio.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Straker used $326,613 of his personal funds to purchase 240,500 shares of common stock and Oxford Oil used $661,772 from its working capital to purchase 412,300 shares of common stock of Equity Oil in open market transactions on Nasdaq from February 25, 1999 through May 24, 2000 at an aggregate price of $988,385 (or an average price of $1.51 per share).



                               Page 4 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6


ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the shares of common stock for investment purposes and see their investment as an opportunity to diversify their oil and gas reserve base risk into geographic regions in which they currently otherwise have no exposure. The Reporting Persons will continuously evaluate their ownership of shares of common stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including but not limited to Equity Oil's operational performance, Equity Oil's stock price and product prices, each of the Reporting Persons may from time to time acquire additional shares of common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of common stock that such Reporting Person now owns or may hereafter acquire.

Representatives of the Reporting Persons may from time to time request meetings with officers of the Issuer to discuss areas of potential mutual interest. Accordingly, the Reporting Persons might not be considered purely passive investors.

Except as noted above, none of the Reporting Persons or Officers and Directors currently has any plans or proposals (though each Reporting Person reserves the right to subsequently develop or implement plans or proposals), which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate Number and Percentage of Securities

         According to Equity Oil's Quarterly Report on Form 10-Q filed on May 12, 2000, there are 12,643,440 shares of common stock outstanding. The percentages in this report are based upon this information.

         Straker holds directly 240,500 shares of common stock (representing 1.9% of the outstanding shares of common stock) and Oxford Oil holds 412,300 shares of common stock (representing 3.3% of the outstanding shares of common stock). Pursuant to Rule 13d-3 of the Exchange Act, Straker may be deemed to be the beneficial owner of all 652,800 shares of common stock held by the Reporting Persons representing 5.2% of the outstanding shares of common stock.

         None of the Officers and Directors is the beneficial owner of any shares of common stock.

(b)      Power to Vote and Dispose

         The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of common stock. See Item 2(a).


                               Page 5 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6


(c)      Transactions within the Past 60 Days

Straker has not engaged in the purchase or disposition of any shares of common stock in Equity Oil during the period of 60 days ending May 24, 2000. Oxford Oil has engaged in the following transactions in shares of common stock during the period of 60 days ending May 24, 2000. All transactions involved purchases of shares on the Nasdaq.

OXFORD OIL

TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
--------------------------------------------------------------

     3/27/00                  600                      1 1/2
     3/28/00                1,000                      1 1/2
     3/28/00                  100                      1 1/2
     3/30/00               10,000                      1 1/2
     3/30/00                5,000                      1 1/2
     3/30/00                9,700                      1 1/2
     3/30/00                1,000                      1 1/2
     3/30/00                6,700                      1 1/2
     3/30/00                1,500                      1 1/2
     3/30/00                1,500                      1 1/2
     3/30/00                1,500                      1 1/2
     4/3/00                 3,600                      1 1/2
     4/4/00                 1,000                      1 1/2
     4/4/00                   800                      1 1/2
     4/4/00                 1,000                      1 1/2
     4/4/00                   100                      1 1/2
     4/5/00                   300                      1 1/2
     4/7/00                 2,500                      1 1/2
     4/7/00                   200                      1 1/2
     4/7/00                 9,700                      1 1/2
     4/13/00                1,000                      1 1/2
     4/13/00                1,200                      1 1/2
     4/13/00                  900                      1 1/2
     4/13/00                6,000                      1 1/2
     4/14/00                  800                      1 1/2
     4/14/00                1,000                      1 1/2
     4/14/00                3,000                      1 1/2
     4/14/00                  600                      1 1/2
     4/14/00                3,000                      1 1/2
     4/14/00                  200                      1 1/2
     4/14/00                3,000                      1 1/2
     4/14/00                1,200                      1 1/2
     4/14/00                3,000                      1 1/2
     4/14/00                  400                      1 1/2
     4/14/00                1,000                      1 1/2
     4/17/00                  100                      1 1/2
     4/17/00                1,000                      1 1/2
     4/17/00                1,000                      1 1/2
     4/17/00                2,000                      1 1/2
     4/17/00                  200                      1 1/2
     4/17/00                  900                      1 1/2
     4/17/00                1,500                      1 1/2
     4/17/00                2,000                      1 1/2
     4/17/00                4,000                      1 1/2
     4/18/00                  500                      1 1/2
     5/18/00                1,000                      2
     5/18/00                  200                      1 31/32


                               Page 6 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6



TRANSACTION                NUMBER OF                 PRICE PER
DATE                       SHARES                    SHARE*
--------------------------------------------------------------

     5/22/00                2,000                      2
     5/22/00                4,000                      2
     5/22/00                4,200                      2
     5/22/00                5,000                      2
     5/22/00                1,000                      2
     5/22/00               18,800                      2
     5/23/00                  800                      2
     5/23/00                1,000                      2
     5/23/00                  500                      2
     5/23/00                1,000                      2
     5/23/00                1,000                      2
     5/23/00                1,000                      2
     5/23/00                5,000                      2
     5/23/00                1,000                      2
     5/23/00                  500                      2
     5/24/00                  500                      2
     5/24/00                2,000                      2
     5/24/00                2,000                      2
     5/24/00                1,000                      2
     5/24/00                7,000                      2
     5/24/00               13,000                      2
     5/24/00               15,000                      2
     5/24/00                4,000                      2
     5/24/00                7,500                      2

*    EXCLUDING COMMISSIONS


(d)      Certain Rights of Other Persons

         Not applicable.

(e)      Date Ceased to Be 5% Owner

         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Straker and Oxford Oil may be deemed to be a group pursuant to Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereof. However, the Reporting Persons and the Officers and Directors have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between themselves and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.   Joint Filing Agreement of the Reporting Parties, dated June 5, 2000.


                               Page 7 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               June 5, 2000
                                               ------------
                                               Date


                                               /s/  John W. Straker, Jr.
                                               ---------------------------------
                                               Signature
                                               Name:    John W. Straker, Jr.

                                               The Oxford Oil Company

                                               By:  /s/  John W. Straker, Jr.
                                               ---------------------------------
                                               Signature
                                               Name:    John W. Straker, Jr.
                                               Title:   President



                               Page 8 of 9 Pages

                                  SCHEDULE 13D
                           ---------------------------

CUSIP NO.: 294749-10-6

EXHIBIT 1

                             JOINT FILING STATEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: June 5, 2000

                                                  /s/  John W. Straker, Jr.
                                                  ------------------------------
                                                  Signature
                                                  Name:    John W. Straker, Jr.

                                                  The Oxford Oil Company


                                                  By:  /s/  John W. Straker, Jr.
                                                  ------------------------------
                                                  Signature
                                                  Name:    John W. Straker, Jr.
                                                  Title:   President





                               Page 9 of 9 Pages